OffGridBox, Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
4000 Sales	185,118.49
4030 Donation	61,038.63
4060 Project Funding	1,245.00
Total Income	**$247,402.12**
Cost of Goods Sold	
5000 Cost of Goods Sold	161,649.11
5000.3 Shipping, Freight and Delivery - COGS	6,843.89
5000.4 Import/Export Fees	1,562.50
Total 5000 Cost of Goods Sold	**170,055.50**
Total Cost of Goods Sold	**$170,055.50**
GROSS PROFIT	**$77,346.62**
Expenses	
5100 Payroll Expenses	
5100.2 Contractors	100.00
Total 5100 Payroll Expenses	**100.00**
5200 General and Administrative Expenses	0.00
5200.1 Bank Charges & Fees	750.16
5200.10 Taxes & Licenses	1,279.00
5200.2 Communication Expenses	420.00
5200.4 Interest Expense	52,423.07
5200.5 Office Supplies & Software	1,728.10
5200.9 Repairs & Maintenance	132.00
Total 5200 General and Administrative Expenses	**56,732.33**
5300 Legal & Professional Fees	
5300.1 Accounting	9,556.25
5300.2 Admin Support	5,000.00
5300.3 Contract Employee - Full Time	66,000.00
5300.4 Contract Employees - Part Time	3,200.00
Total 5300 Legal & Professional Fees	**83,756.25**
5500 Selling Expenses	486.11
5500.1 Advertising & Marketing	867.68
5500.6 Travel	621.70
5500.6c Travel Meals	260.21
Total 5500.6 Travel	**881.91**
Total 5500 Selling Expenses	**2,235.70**
Total Expenses	**$142,824.28**
NET OPERATING INCOME	**$ -65,477.66**

OffGridBox, Inc.

Profit and Loss

January - December 2023

	TOTAL
Other Income	
4120 Loan Forgiveness	69,029.26
Total Other Income	**$69,029.26**
Other Expenses	
Unrealized Gain or Loss	238.43
5710 Exchange Gain or Loss	-4,711.92
Total Other Expenses	**$ -4,473.49**
NET OTHER INCOME	**$73,502.75**
NET INCOME	**$8,025.09**